AMENDMENT TO RIGHTS AGREEMENT

Amendment, dated as of November 15, 2004 (this “Amendment”), between Maytag Corporation, a Delaware corporation (the “Company”), and Harris Trust and Savings Bank, as Rights Agent (“Harris Trust”) to the Agreement, dated as of February 12, 1998, between the Company and Harris Trust (the “Rights Agreement”).

WHEREAS, the Company desires to amend clause (i) of section 7(a) of the Rights Agreement;

WHEREAS, Harris Trust desires to resign as Rights Agent (as defined in the Rights Agreement), the Company desires to appoint Computershare Investor Services, LLC (“Computershare”) as successor Rights Agent, and Computershare desires to accept such appointment;

WHEREAS, the Rights Agreement requires, inter alia, for any Rights Agent at the time of its appointment as such to have a combined capital and surplus of $50 million;

WHEREAS, Computershare has informed the Company that while it expects to have a combined capital and surplus of $50 million in 2005 it does not presently have a combined capital and surplus of $50 million but does presently have a combined capital and surplus in excess of $10 million;

WHEREAS, the Company desires to amend the Rights Agreement to reduce the required combined capital and surplus to $10 million so as to permit the appointment of Computershare as successor Rights Agent; and

WHEREAS, as of the date hereof there is not an Acquiring Person (as defined in the Rights Agreement).

NOW, THEREFORE, in consideration of the premises and mutual agreements contained in the Rights Agreement and in this Amendment, the parties agree as follows:

1.	Clause (i) of section 7(a) of the Rights Agreement is amended in its entirety to read as follows:

(i) the Close of Business on December 31, 2005 (the “Final Expiration Date”),

2.	The reference in Section 21 of the Rights Agreement to $50 million is amended to read “$10 million”.

3.	Effective as of the date hereof, the Company accepts the resignation of Harris Trust as Rights Agent, and each of the Company and Harris Trust waive any notices required by the Rights Agreement to be provided in connection with such resignation and hereby appoints Computershare as successor Rights Agent and Computershare accepts such appointment.

4.	This Amendment shall constitute an amendment to the Rights Agreement as provided in Section 27 thereof. Except as specifically amended herein, the Rights Agreement remains in full force and effect.

5.	This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and to be performed entirely with such state.

6.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

Attest:		MAYTAG CORPORATION

By:	/s/ Dean F. Stonner	By:	/s/ Patricia J. Martin
Its:	Associate General Counsel	Its:	Vice-President, Deputy General Counsel & Secretary

Attest:		HARRIS TRUST AND SAVINGS BANK

By:	/s/ James R. Fox	By:	/s/ Martin J. McHale
Its:	Vice-President		Martin J. McHale
		Its:	Vice-President

Attest:	COMPUTERSHARE INVESTOR SERVICES, LLC

By:	By:	/s/ Cynthia Nisley
Its:		Cynthia Nisley
	Its:	Director, Relationship Management